Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

T – 212.889.5904 ♦ F- 917.591.1971

www.FreshHarvestProducts.com

May 28, 2008

United States Securities and Exchange Commission

Washington, D.C.

Attn:  Mr. Scott Stringer

Re:  Fresh Harvest Products, Inc.

       Form 10-KSB for the fiscal year ended October 31, 2007

       Filed  February 13, 2008

       Form 10-QSB for the period ended January 31, 2008

       Filed March 24, 2008

       File No. 000-51390

Dear Mr. Stringer:

We are writing in response to your letter of April 9, 2008.  We have addressed your comments below and in draft amended filings (included in the email).

Form 10-KSB October 31, 2007

Item 6. Managements Discussion and Analysis

Critical Accounting Policies and Estimates, page 31

1.

We note that your critical accounting policies simply repeat the information contained in Note 2 to your financial statements.  We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle , the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or variability that is reasonably likely to result from its application over time.  Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.  Please revise as appropriate.

The narrative has been amended to reflect the Company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are described in Note 2 to the consolidated financial statements. The policies below have been identified as the critical accounting policies we use which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is possible that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied. Our critical accounting policies are as follows, including our methodology for estimates made and assumptions used:

Revenue Recognition and Sales Incentives

Sales are recognized when the earnings process is complete, which occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Sales are reported net of sales incentives, which include trade discounts and promotions and certain coupon costs. Shipping and handling costs billed to customers are included in reported sales. Allowances for cash discounts are recorded in the period in which the related sale is recognized.

Valuation of Accounts and Chargebacks Receivable

We perform ongoing credit evaluations on existing and new customers daily. When it is determined that an amount included in accounts receivable is uncollectable it is written off as uncollectable. Credit losses have been within our expectations. We believe we do not have credit exposure at this time.   There can be no assurance that we would have the same experience with our receivables during different economic conditions, or with changes in business conditions, such as consolidation within the food industry and/or a change in the way we market and sell our products.

Inventory

Our inventory is valued at the lower of actual cost or market, utilizing the first-in, first-out method.  We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and provide for slow moving products and packaging.

Property and Equipment

Our property and equipment is carried at cost and depreciated or amortized on a straight-line basis over their estimated useful life. We believe the asset lives assigned to our property and equipment are within the ranges/guidelines generally used in food manufacturing and distribution businesses. Our property and their related assets, are periodically reviewed to determine if any impairment exists. At this time, we believe no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred.

Item 7. Financial Statements, page 32

2.

Please explain your status as a development stage enterprise or whether principal operations have commenced.  If you continue to believe you are a development stage enterprise as disclosed on pages 17 and 28, please revise to include the disclosure requirements of SFAS 7 paragraphs 11 and 12.  If you are no longer a development stage enterprise because principal operations have commenced please refrain from including references to “development stage” and disclose when you were no longer considered a development stage enterprise.  Further, explain the relevance of including inception to date information in your discussion on page 30.  Reference is made to Regulation S-B Item 303(b).

The financial statements have been amended to reflect our status as a development stage enterprise.  Although our principal operations have commenced (FASB 8, Guidelines for Identifying a Development Stage Enterprise Paragraph 8, letter B) we do still consider ourselves a development stage enterprise since we devote substantially all of our efforts to raising capital, establishing new business and developing new markets (FASB 7 paragraph  9), since there has been no significant revenue therefrom.

Since we are still a development stage enterprise we disclose the cumulative amounts from the enterprise’s inception. (SFAS 7, paragraph 11)

Statement of Stockholder’s Deficit, page 36

3.

Please provide us in a table format with the following information regarding each issuance of common stock from October 31, 2005 through October 31, 2007.  Tell us in detail he date of each issuance, the terms of each issuance (number of shares and price paid), the fair value of a share of your common stock on each issuance date, how you determined the fair value on each issuance date, the amount of cash received and the amount of compensation expense or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded.  If any amounts are being amortized rather than expensed immediately, please tell us how you determined the amortization period.  With regards to the shares issued as part of the merger with Serino, tell us whether the value assigned to the shares represented the book value of net assets acquired.  In addition, please provide us with reconciliations of the amounts of compensation expense and other charges reflected in the analysis to the related amounts recorded in your financial statements.

	Common Shares	Cash Received	Price Paid Per Share	FV of Share	How FV Determined	Comp or other expense

Balance at October 31, 2005	363,052
Shares Issued November 2005*	20,844	$ 15,000	$ 1.60	$ 1.38	1	financial consulting expense
Shares Issued December 2005**	195,505	$ 60,000	$ 1.60	$ 0.31	2	financial and retail consulting expense
Shares Issued January 2006***	344	$ 15,000	$ 1.60	$ 1.45	2	NA
Shares Issued February 2006	14,046,109	$ 21,000	$ 1.60	$ 0.01	2	retail, financial, computer, consulting and compensation expense
Shares Issued March 2006	11,875	$ 15,000	$ 1.60	$ 1.26	2	retail consulting expense
Shares Issued April 2006	796,543			$ 0.04	3	retail, financial and coffee consulting expense
Shares Issued for SoySlim, May 2006	1,000,000			$ 0.05	4	Advertising & Marketing expense
Shares Issued November 2006	32,835			$ 0.10	5	selling expense
Shares Issued December 2006	8,300			$ 0.10	5	selling expense
Shares Issued January 2007	805,500			$ 0.10	5	compensation and selling expense
Shares Issued June 2007	697,330			$ 0.11	6	financial and computer consulting expense
Shares Issued July 2007	1,142,601			$ 0.15	6	retail, financial, computer, consulting and warehouse,
						food broker, temporary help and selling expense

*Split adjusted FV of Share = $0.05 per share

**Merger shares issued December 2005, value assigned to shares did not represent the present value of the net assets acquired, but represent a combination of the value of the shell, value of non-payment of cash upfront for the shell, value of legal services that were to be rendered to the Company, such as SEC filings (8-K, 10Q's, 10K's, etc.).

***Split adjusted FV of Share = $1.45 per share or $43.60 per share

1. Fair Value was determined based on the market participant assumptions developed and based on market data obtained from independent sources (food and beverage industry publications, and data on the organic food industry growth, market trend of green and organic food products, etc.).  Risk factors, illiquidity of the market and restrictions on sale, and future economic benefits and future cash flows.

2. Fair Value increased as in December 2005 Fresh Harvest merged with a fully reporting non-trading public company.  It was anticipated that Fresh Harvest would be able to become a publicly traded company thereafter and that this would increase liquidity and the value of the Company and help the Company raise capital, which would decrease the Company's risk.

3.  Fair Value decreased because the Company missed its projections and there was a delay in producing its products and bringing the products to market. Capital was unavailable and the Company did not yet have any revenues nor was it anticipated that revenues would begin to be generated soon, due to push back of production of the Company's products, and since the Company had fallen behind on its projections, the risk increased for the Company.

4. Fair Value was determined based on the SoySlim product to be marketed as being an undeveloped test product with a trademarked name, but that needed much further research and development.  However, the product did have some good persons involved with the company and several trademarks.

5. Fair Value was determined based on the marketability, illiquidity and risk involved with such securities.

6. In May 2007 the Company's stock began trading on the public markets (OTC BB).  There was generally a large spread between the Bid and Ask price due to very little, if any, trading volume, which for the majority of the time that the Company has been public has average less than 1,000 shares per day, thus creating a very illiquid market for the   stock. In June 2007, the Company entered into litigation with several Shareholders, which affected the Company's ability to raise capital.

Statement of Cash Flows, page 37

4.

Please explain your accounting treatment of stock issued for product rights and stock issued for conversion of debt as non cash operating expenses as opposed to non cash investing and financing activities.  Please tell us why your classification complies with paragraph 32 of SFAS 95 or restate your statement of cash flows to correct the classification error.  In that regard, please disclose the nature of the error correction and its effect on cash flows from operating activities in the notes to your financial statements in accordance with paragraph SFAS 154.  Please also clearly label the columns “as restated”.  If applicable, please similarly restate your unaudited statement of cash flows in Form 10-Q SB filed for the period ended January 31, 2008.

The accounting treatment of stock issued for product rights was treated as a non-cash operating expense as opposed to non cash investing and financing activities because the agreement was for the right to market and complete product development of such product and was not for the purchase or ownership of the product. Since this was primarily a marketing venture, the non cash expense was included in the non cash operating expense section of the Cash Flow Statement because marketing costs are current expenses and thus operating costs and expenses.  This complies with SFAS 95, paragraph 32 because our assets and liabilities were not affected in this transaction, no assets were acquired by assuming directly related liabilities, we did not obtain an asset by entering into a capital lease and we did not exchange noncash assets or liabilities for other noncash assets or liabilities.

The Cash Flow statement has been amended to reflect the stock issued for conversion of debt to equity as a noncash investing and financing activity.

Note 1. General Organization and Business, page 38

5.

We note that you settled a $400,000 note payable in February 2008 through the issuance of common shares.  Tell us how you plan to account for this transaction.

The conversion of the $400,000 note payable in February 2008 through the issuance of common shares is intended to be treated as a decrease in current liabilities in the amount $432,000 ($400,000 for the note, $32,000 for interest due), and an increase in Common Stock and Paid in Capital.

Note 2.  Summary of Significant Accounting Practices, page 39

6.

Please disclose your revenue recognition policy.  Please see codification of Staff Accounting Bulletins Topic 13.  The additional disclosures should also be included in your unaudited financial statements.

The narrative has been amended to disclose the revenue recognition policy.  The unaudited financial statements have also been amended to disclose the revenue recognition policy.

7.

Please disclose your policy for recognizing and recording inventory.  The additional disclosures should also be included in your unaudited financial statements.

The narrative has been amended to disclose the inventory recognition and recording policy.  The unaudited financial statements have also been amended to disclose the inventory recognition and recording policy.

8.

Please tell us how you derived the weighted average number of shares outstanding used in your computations of basic and diluted loss per share for each period presented in your audited and unaudited financial statements.  Please demonstrate how your computations comply with paragraph 45 of SFAS 128.

The weighted average number of shares outstanding was derived from the sum of the shares determined on a daily basis divided by the number of days in the period.

For the period ending October 31, 2007, the Basic Earnings/Loss Per Share was ($0.06) and was computed by taking the $(1,056,756) loss for 2007 and dividing it by the weighted average number of outstanding shares of 16,515,816.  The audited and unaudited statements have been amended to disclose the adjustment.

For the period ending October 31, 2007, the diluted Earnings/Loss Per Share was ($0.06), which was found by taking the $(1,056,756) loss for 2007 and dividing it by the weighted average number of outstanding shares plus the potentially dilutive shares for a total of 17,290,816.  The audited and unaudited statements have been amended to disclose the adjustment.

Note 4.  Loans Payable, page 41

9.

We note the terms of your convertible notes allow for conversion into common stock at an average conversion rate of $0.50 per share or a 35% discount to the market price.  Please explain the extent you have considered EITF 98-5 in accounting for a beneficial conversion.  In your response please identify whether or not, at the time of commitment, the conversion option was in-the-money.  If you determine EITF 98-5 was applicable please disclose the excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received and the period over which the discount is amortized.  To the extent the correction is material, please restate your financials in accordance with SFAS 154.  If applicable, please similarly restate your unaudited financial statements in Form 10-Q SB filed for the period ended January 31, 2008.

EITF 98-5 has been considered in accounting for a beneficial conversion.  The terms of the convertible notes allow for conversion into common stock or a discount to the market price.  This beneficial conversion feature is calculated at its intrinsic value at the commitment date.  A portion of the proceeds from issuance of the convertible debt is then allocated to additional paid in capital and because the debt is convertible at issuance, the debt discount is recorded as a charge to interest expense.  At the time of commitment of the notes, such notes were in-the-money.   We do not believe that the effect of this section is material.

Note 5. Stockholders’ Equity, page 42

10.

The November 2006 issuance of 32,832 shares does not agree to the Statements of Stockholders’ Equity.  Please advise or revise.

The November 2006 issuance has been revised to agree with the Statements of Stockholders Equity.

Note 7 – Provision for Income Taxes, page 42

11.

Please disclose the total amount of deferred assets and deferred tax liabilities and the total valuation allowance.  Please also disclose types of significant temporary differences and carryforward that gives rise to deferred tax assets.  See paragraph 43 of SFAS 109.  The additional disclosures should also be included in your unaudited financial statements.

There has never been deferred assets, deferred tax liabilities or significant temporary differences nor any carryforward(s) regarding or giving rise to any deferred tax assets.

_____________________________________________________

We believe that this is responsive to your comment letter of April 9, 2008.  If you have any further questions please contact me at 212.889.5904.

Regards,

/s/ Michael Friedman